Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 March 3, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1161
             Guggenheim US SMID High Dividend Portfolio, Series 12
                       File Nos. 333-193091 and 811-03763
--------------------------------------------------------------------------------

Dear Mr. Bartz:

     This letter pertains to a name change to Guggenheim US SMID High Dividend Portfolio, Series 12 (the "Trust"), which filed its registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1161 on February 28, 2014 with the Securities and Exchange Commission (the "Commission"). The previous series was named Guggenheim US SMID High Dividend Strategy Portfolio, Series 11. Guggenheim Funds Distributors, LLC (the "Sponsor") would like to delete the word "Strategy" from the name of the Trust.

     You have asked us to explain why the Trust is deleting the word "Strategy" from its name and why this change should not be considered a material change that prohibits the Trust from going automatically effective under Rule 487 under the Securities Act of 1933, as amended.

     With regard to the reason for the change, the Sponsor would like the change for marketing purposes.

     With regard to Rule 487, we do not believe this is a material change because neither the substance of the name or the nature of the strategy are changing. The relevant section, Rule 487(b)(3), states that one of the conditions for Rule 487 is that:

     The registrant identifies one or more previous series of the trust for which the effective date of the registration statement was determined by the Commission or its staff, and makes the following representations:

          (i) That the portfolio securities deposited in the series with respect to which the registration statement or pre-effective amendment is being filed do not differ materially in type or quality from those deposited in such previous series identified by the registrant; and

          (ii) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to which the registration statement or pre-effective amendment thereto is being filed, the registration statement or pre-effective amendment thereto does not contain disclosures that differ in any material respect from those contained in the registration statement of such previous series identified by the registrant;

     The Trust will not change the strategy or the security selection process as a result of this name change. Therefore, we believe that the portfolio securities deposited in this Trust will not differ materially in the type or quality from the previous series. Similarly, the way that the Trust will be conducted will not change materially from the previous series. Therefore, the registration statement does not contain disclosures that differ in any material respect from those contained in the registration statement of the previous series. Because the substance of the name is not materially different, the portfolio securities will not materially differ in type or quality from the previous series and the registration statement disclosures are not materially different from the previous series, we believe that the Trust can go automatically effective under Rule 487.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren